

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2012

Via E-mail
Michael Anthony
President and Chief Executive Officer
Stark Beneficial, Inc.
330 Clematis Street, Suite 217
West Palm Beach, FL 33401

> **Re: Stark Beneficial, Inc.**
> **Amendment No. 1 to Form 10-12G**
> **Filed June 20, 2012**
> **File No. 000-54731**

Dear Mr. Anthony:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion And Analysis Of Financial Condition, page 15

Emerging Growth Company Critical Accounting Policy Disclosure, page 15

1. We note the disclosure added in response to comment 1 from our letter dated June 19, 2012 that you will remain an emerging growth company "for up to five years, or until the earliest of …" Please revise to indicate that you will remain an emerging growth company for up to the last day of the fifth anniversary of your first registered sale of common equity securities or until the occurrence of the other referenced events. Revise the related statement on page 10 as well.

2. Please also revise the statement "so long as [you] remain a Smaller Reporting Company, [you] benefit from the same exemptions and exclusions as an Emerging Growth Company." While the exemptions available to emerging growth companies and smaller reporting companies are similar, they are not identical. For example, for an emerging growth company that is not a smaller reporting company, three years of audited financial statements are required to be included in its Form 10-K or Form 20-F. Please revise to note that if you cease to be an emerging growth company, but remain a smaller reporting company you will benefit from <u>similar</u> exemptions and exclusions.

Description of Registrant's Securities to be Registered, page 23

3. We note your response to comment 2 from our letter dated June 19, 2012. However, the disclosure under "General" still indicates that authorized capital stock consists of 10,000,000 shares of preferred stock of which no shares are outstanding, while the disclosure under "Preferred Stock" indicates 20,000,000 authorized shares of preferred stock of which 5,000,000 shares are outstanding. Please revise.

Financial Statements, General

4. Please provide required disclosure related to subsequent events or tell us why such disclosures are not required. We note that you issued 5,000,000 shares of Series B Preferred on or near May 23, 2012 for $5,000 to Corporate Services International, Inc. Refer to ASC 855-10-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Kenya Gumbs, Staff Accountant, at 202-551-3373 or Dean Suehiro, Staff Accountant, at 202-551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458, Paul Fischer, Staff Attorney, at 202-551-3415, or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail to
        Laura Anthony, Esq.
        Legal & Compliance, LLC